Dimensional

August 29, 2023

Via EDGAR
Emily Rowland
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Re:	Dimensional ETF Trust
File Nos. 333-239440 and 811-23580

Dear Ms. Rowland:

On behalf of Dimensional ETF Trust (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 23/27 to the Registration Statement of the Registrant (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 23, 2023, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), for the purposes of registering the Dimensional US Core Equity 1 ETF, Dimensional Global Equity ETF, Dimensional Global Core Plus Fixed Income ETF, Dimensional Global ex US Core Fixed Income ETF, Dimensional Global Credit ETF, and Dimensional Ultrashort Fixed Income ETF (each, a “Portfolio” and collectively, the “Portfolios”).

Each SEC staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment. The Registrant understands that the Registrant and management are responsible for the accuracy and adequacy of the disclosures notwithstanding any review comment or action of the staff of the SEC.  The Registrant further acknowledges that, to the extent disclosure appears multiple times throughout the Amendment, any comment with regard to such disclosure applies equally throughout.

1.
Comment.  Please file your responses to the Staff’s comments on EDGAR at least 5 days in advance of the effective date. Please also send me notice by email and include a blackline copy showing changes from the initial filing.

Response. The Registrant confirms it will file responses to the Staff’s comments on EDGAR 5 days in advance of the effective date.

Prospectuses

2.	Comment. Please provide the final fee table and expense example for each Portfolio with the response letter.

U.S. Securities and Exchange Commission
August 29, 2023

Response. The Registrant has attached each Portfolio’s final fee table and expense example hereto as Exhibit A.

Summary Prospectuses
(Dimensional US Core Equity 1 ETF and Dimensional Global Equity ETF)

3.	Comment. Please include the word “equity” before the word “securities” in the following statement in the Dimensional US Core Equity 1 ETF’s “Principal Investment Strategies” section of the Prospectus.

The US Core Equity 1 ETF is designed to purchase a broad and diverse group of securities of U.S. companies.

Response. The Registrant has revised the disclosure accordingly.

4.
Comment.  Please include the criteria the Dimensional US Core Equity 1 ETF utilizes for determining that a security is of a U.S. company in the “Principal Investment Strategies” section of the Prospectus.

Response.  The Registrant has revised the disclosure in the “Additional Information on Investment Objectives and Policies” section of the Portfolio’s Prospectus to clarify that the Portfolio purchases securities of “U.S. operating companies listed on securities exchanges in the United States that are deemed appropriate by the Advisor.”

5.
Comment.  Please clarify how the smaller capitalization, lower relative price, and higher profitability factors are weighted in the U.S. universe referenced in the Dimensional US Core Equity 1 ETF’s “Principal Investment Strategies” section of the Prospectus.

Response.  The Registrant supplementally confirms that the factors are not weighted within the referenced U.S universe. As disclosed in the “Principal Investment Strategies” section of the Prospectus, the Advisor generally defines the U.S. Universe as a market capitalization weighted set (e.g., the larger the company, the greater the proportion of the U.S. Universe it represents) of U.S. operating companies listed on a securities exchange in the United States that is deemed appropriate by the Advisor.

6.
Comment.  Please revise the disclosure in the Dimensional US Core Equity 1 ETF’s “Principal Investment Strategies” section of the Prospectus to describe how the smaller capitalization, lower relative price, and higher profitability factors are weighted in selecting securities for the Portfolio.

Response.  The Registrant believes the Portfolio’s disclosure in the “Principal Investment Strategies” section of the Prospectus appropriately summarizes how the Portfolio intends to achieve its investment objective and identifies the Portfolio’s principal investment strategies (including the types of securities in which the Portfolio invests or will invest principally), as required by Item 4(a) of Form N-1A.  Specifically, with respect to such factors, the Portfolio

U.S. Securities and Exchange Commission
August 29, 2023

includes disclosure noting that the “Portfolio’s increased exposure to smaller capitalization, lower relative price, and higher profitability companies may be achieved by decreasing the allocation of the Portfolio’s assets to larger capitalization, higher relative price, or lower profitability companies relative to their weight in the U.S. Universe.”  Further, General Instruction C.1 of Form N-1A notes that a prospectus should emphasize the Portfolio’s overall investment approach and strategy and include only as much information as is necessary to enable an average or typical investor to understand the particular characteristics of the Portfolio (e.g., by avoiding excessive detail, technical terminology and complex language). The Portfolio is an actively managed exchange-traded fund that utilizes complex, detailed and proprietary information to implement its disclosed strategies and the Registrant does not believe that level of detail regarding the specific weighting of factors utilized to implement its strategies is appropriate or required by Form N-1A.  Accordingly, the Registrant respectfully declines to revise the disclosure.

7.	Comment. Please delete “generally” from the following statement in the Dimensional US Core Equity 1 ETF’s “Principal Investment Strategies” section of the Prospectus:

The Advisor generally defines the U.S. Universe as a market capitalization weighted set (e.g., the larger the company, the greater the proportion of the U.S. Universe it represents) of U.S. operating companies listed on a securities exchange in the United States that is deemed appropriate by the Advisor.

Response.  The Registrant supplementally confirms that the word “generally” is included for accuracy because the Advisor may incorporate certain exclusions into a Portfolio’s defined universe.  Further, consistent with General Instruction C.1 of Form N-1A, the Registrant believes providing that level of detail and technical information with respect to certain exclusions from the defined universe is not necessary to enable an average or typical investor to understand the particular characteristics of the Portfolio.  Accordingly, the Registrant respectfully declines to revise the disclosure.

8.
Comment.  Please revise the disclosure in the Dimensional US Core Equity 1 ETF’s “Principal Investment Strategies” section of the Prospectus to describe how the Advisor determines a securities exchange is appropriate.

Response.  The Registrant respectfully declines to revise the disclosure but supplementally confirms that examples of securities exchanges the Advisor has determined as appropriate are the NYSE Arca, Inc. and Cboe BZX Exchange, Inc.  Further, consistent with General Instruction C.1 of Form N-1A, the Registrant believes providing that level of detail and technical information with respect to which exchanges are deemed appropriate by the Advisor is not necessary to enable an average or typical investor to understand the particular characteristics of the Portfolio.  Accordingly, the Registrant respectfully declines to revise the disclosure.

9.
Comment.  Please revise the disclosure in the Dimensional US Core Equity 1 ETF’s “Principal Investment Strategies” section of the Prospectus to describe what types of equity securities the Portfolio will invest in for purposes of its 80% policy.

U.S. Securities and Exchange Commission
August 29, 2023

Response.  The Registrant respectfully declines to revise the disclosure but supplementally confirms that the Portfolio invests in common stock.  To the extent a Portfolio invests in other types of equity securities as a principal investment strategy, the Portfolio will identify them (e.g., EDRs, GDRs and ADRs).

10.
Comment.  Please revise the following statement in the Dimensional US Core Equity 1 ETF’s “Principal Investment Strategies” section of the Prospectus to be in plain English.  In addition, please also disclose what, if any, other investment characteristics, that the Advisor may consider.

In assessing a company’s investment characteristics, the Advisor considers ratios such as recent changes in assets divided by total assets.

Response.  The Registrant respectfully declines to revise the disclosure.  The Registrant notes that the referenced disclosure was previously revised in response to an SEC comment and believes the current disclosure is in plain English. With respect to other ratios that the Advisor may consider in assessing a company’s investment characteristics, the Registrant supplementally confirms that the ratio disclosed is the primary ratio considered at this time.  As noted in the disclosure, however, the criteria the Advisor uses for assessing a company’s investment characteristics are subject to change from time to time.  In the future, if the Advisor incorporates other ratios into its assessment of a company’s investment characteristics that would require disclosure to enable an average or typical investor to understand the particular characteristics of the Portfolio, the disclosure will be revised accordingly.

11.
Comment.  If the Dimensional US Core Equity 1 ETF invests in exchange-traded funds (“ETFs”) and money market funds (“MMFs”) as a principal investment strategy, please include disclosure regarding such investments in the “Principal Investment Strategies” section of the Prospectus. Further, if the Portfolio’s cost of investing in ETFs and MMFs is expected to exceed 1 basis point, please include the expense in the fee table.

Response.  The Registrant supplementally confirms that the Dimensional US Core Equity 1 ETF’s investments in ETFs and MMFs are not principal investment strategies.  In addition, the Registrant confirms that acquired fund fees and expenses, as applicable, are appropriately disclosed in the fee table in accordance with Form N-1A.

12.	Comment. Please consider whether a “Management Risk” is an appropriate principal risk of the Dimensional US Core Equity 1 ETF or explain supplementally why it is not.

Response.  The Registrant respectfully declines to include a “Management” principal risk and believes that the principal risks of investing in the Portfolio are adequately addressed and disclosed to shareholders at this time.

13.	Comment. Please consider whether a “New Fund Risk” is an appropriate principal risk of the Dimensional US Core Equity 1 ETF or explain supplementally why it is not.

U.S. Securities and Exchange Commission
August 29, 2023

Response.  The Portfolio is identified as a new fund with no operating history in the Prospectus. The Registrant does not believe that a specific risk needs to be identified and notes that the expenses associated with being a new fund are mitigated by the Fee Waiver and Expense Assumption Agreement for the Portfolio.

14.	Comment. Please tailor the “Derivatives Risk” to include risks specific to futures and options contracts utilized by the Dimensional US Core Equity 1 ETF.

Response. The Registrant supplementally confirms that the “Derivatives Risk” is appropriately tailored to the derivative instruments utilized by the Portfolio.

15.	Comment. When available, please supplementally provide the Staff with the broad-based securities index that each Portfolio will include in the “Performance Table” section of the Prospectus.

Response. The Registrant confirms supplementally that, currently, it is anticipated that the broad-based securities indices to be utilized by the Portfolios are as follows:

• Dimensional US Core Equity 1 ETF: Russell 3000 Index
• Dimensional Global Equity ETF: MSCI All Country World IMI Index (net dividends)

16.
Comment.  With respect to the “Investment Advisor/Portfolio Management” section of the Prospectus, if applicable, please add that the individuals listed are “jointly and primarily” responsible for leading the day-to-day management of a Portfolio.

Response.  The Registrant respectfully declines to revise the disclosure and notes that Item 5(b) of Form N-1A only requires that a Portfolio “state the name, title, and length of service” of the persons who are primarily responsible for the day-to-day management of the fund’s portfolio. The Registrant has previously revised this disclosure in response to SEC comments and believes the current disclosure satisfies the requirements of Item 5(b) of Form N-1A.

17.
Comment.  Please revise the following statement’s reference to “asset classes” in the Dimensional Global Equity ETF’s “Principal Investment Strategies” section of the Prospectus because the Portfolio focuses its investments in equity securities.

In addition, the Portfolio further diversifies its investment portfolio by allocating its assets among Underlying Funds that represent a variety of asset classes, including exposure to companies in all market capitalization ranges, as well as real estate securities.

Response. The Registrant has revised the disclosure accordingly.

18.
Comment.  Please revise the disclosure in the Dimensional Global Equity ETF’s “Principal Investment Strategies” section of the Prospectus to describe how the smaller capitalization, lower relative price, and higher profitability factors are weighted in selecting securities for the Portfolio.

U.S. Securities and Exchange Commission
August 29, 2023

Response.  The Registrant respectfully declines to revise the disclosure.  The Registrant supplementally confirms that the smaller capitalization, lower relative price, and higher profitability factors are not weighted in selecting securities at the Portfolio level. With respect to certain of its Underlying Funds, please see the response to Comment 6 above.

19.
Comment.  Please revise the Dimensional Global Equity ETF’s policy with respect to non-U.S. investments (i.e., as a result of having “global” in its name) to state that the Portfolio will invest, under normal market conditions, at least 40% of its net assets in investments that are economically tied to countries other than the United States, in accordance with Staff guidance pursuant to Rule 35d-1 under the 1940 Act (the “Names Rule”).  In unfavorable market conditions, the SEC has permitted “global” funds to invest only 30% of their net assets in investments that are economically tied to countries other than the United States.  Investing up to 75% of the Portfolio’s assets in U.S. equity securities does not meet that standard.

Response.  The Registrant has revised the Portfolio’s name to be the “Dimensional World Equity ETF” and, accordingly, has not revised the Portfolio’s strategies with respect to its investments in U.S. equity securities. As discussed further below in response to Comment 42, however, the Registrant submits that the SEC has previously stated that: (1) the Names Rule is not applicable to the term “global”; and (2) the standard above is only one approach that could satisfy the requirement that a global fund’s name connotes investments throughout the world.

20.
Comment.  Please revise the Dimensional Global Equity ETF’s strategies disclosed in response to Items 4 and 9 to include disclosure clarifying that the Portfolio will look through its investments in the Underlying Funds for purposes of complying with its Names Rule policy.

Response.  The Registrant notes that General Instruction C.1(c) of Form N-1A states that “[t]he prospectus should avoid…simply restating legal or regulatory requirements to which Funds generally are subject….”   Accordingly, the Registrant has incorporated the disclosure into the “Portfolio Characteristics, Policies and Investment Process” section of the Portfolio’s Statement of Additional Information (“SAI”).

21.
Comment.  Please revise the Dimensional Global Equity ETF’s “Fund of Funds Risk” in the Principal Risks section of the Prospectus to note that any principal risks of the Underlying Funds that are principal of the Portfolio are included below in lieu of the statement that “certain of the risks of the Portfolio’s and the Underlying Funds’ investments are described below.”

Response. The Registrant has revised the disclosure accordingly.

22.
Comment.  Please confirm supplementally that investments in China and real estate securities are not principal risks of the Dimensional Global Equity ETF.  If they are, please include them in the “Principal Risks” section of the Prospectus.

U.S. Securities and Exchange Commission
August 29, 2023

Response.  The Registrant supplementally confirms that the risks of investments in China and real estate securities are risks of the Portfolio, but at the anticipated exposures they would not be appropriately highlighted as principal risks.  The Portfolio does, however, include principal risks that are applicable to such investments under “Equity Market Risk,” “Foreign Securities and Currencies Risk” and “Emerging Markets Risk” in the “Principal Risks” section of the Prospectus.  In addition, the Portfolio includes risk disclosure specific to such investments in the Item 9 section of the Prospectus under “China Investments Risk” and “Risks of Concentrating in the Real Estate Industry” (i.e., which clarifies that an Underlying Fund of the Portfolio concentrates in such securities).

23.	Comment. Please revise the Dimensional Global Equity ETF’s principal risks to disclose that investors pay for the fees of the Underlying Funds.

Response.  The Registrant respectfully declines to revise the disclosure and notes that the “Fund of Funds Risk” already includes disclosure that notes that “when the Portfolio invests in Underlying Funds, investors are exposed to a proportionate share of the expenses of those Underlying Funds in addition to the expenses of the Portfolio.”

24.	Comment. Please consider whether the Dimensional Global Equity ETF’s principal risks should include risk disclosure regarding Brexit.

Response. The Registrant supplementally confirms that the Brexit risk for the Portfolio is appropriately disclosed in the SAI under “General Market and Geopolitical Risks.”

25.
Comment.  For any Portfolio that has emerging markets exposure, please ensure that the emerging markets risk disclosure is consistent with ADI 2020-11 Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets (Dec. 14, 2020) (“ADI 2020-11”).

Response.  The Registrant believes the risks are appropriately disclosed and incorporate the SEC’s most recent guidance in ADI 2020-11. In addition to the risks summarized in the summary prospectus, the more detailed “Foreign Securities and Currencies Risk” and “Emerging Markets Risk” in the Item 9 section of the Prospectus, as well as the “Foreign Issuers” section of the SAI, highlight additional details regarding the risks of investing in emerging markets, as highlighted in ADI 2020-11 (e.g., the risk that issuers may not be subject to uniform accounting, auditing and financial reporting standards and there may be less publicly available financial and other information about such issuers, comparable to U.S. issuers). Accordingly, the Registrant respectfully declines to revise the disclosure.

Additional Information on Investment Objectives and Policies
(Dimensional US Core Equity 1 ETF and Dimensional Global Equity ETF)

26.
Comment (Global).  Please include each Portfolio’s 80% policy in the “Additional Information on Investment Objectives and Policies” section of the Prospectus. In addition, please note that such policy cannot be changed without 60 days’ notice.

U.S. Securities and Exchange Commission
August 29, 2023

Response.  The Registrant has revised the disclosure in the “Additional Information on Investment Objectives and Policies” section of each Portfolio’s Prospectus to include each Portfolio’s 80% policy. The Registrant, however, believes the disclosure regarding providing 60 days’ notice of any changes to such policy is appropriately included in the “Portfolio Characteristics, Policies and Investment Process” section of each Portfolio’s SAI.

27.	Comment. Please carryforward any applicable comments to Item 4 to the Item 9 section of the Prospectus.

Response. The Registrant has revised any applicable disclosure in the Item 9 section of the Prospectus consistent with the responses above.

28.
Comment.  In the Dimensional US Core Equity 1 ETF’s “Additional Information on Investment Objectives and Policies” section of the Prospectus, please revise the reference to “high investment” in the following statement to be in plain English.

The Advisor may consider a small capitalization company’s investment characteristics as compared to other eligible companies when making investment decisions and may exclude a small capitalization company with high investment as measured by the company’s recent asset growth.

Response. The Registrant has revised the disclosure as follows:

The Advisor may consider a small capitalization company’s investment characteristics as compared to other eligible companies when making investment decisions and may exclude a small capitalization company with high ~~investment as measured by the company’s~~ recent asset growth.

29.
Comment.  In the Dimensional US Core Equity 1 ETF’s “Additional Information on Investment Objectives and Policies” section of the Prospectus, please revise the disclosure to clarify how the factors discussed in the following statement are weighted as compared to other factors:

The Advisor may decrease the amount that the Portfolio invests in eligible small capitalization companies that have lower profitability and/or higher relative prices.

Response.  The Registrant believes the Portfolio’s disclosure appropriately describes the Portfolio’s principal strategies. Further, General Instruction C.1 of Form N-1A notes that a prospectus should emphasize the Portfolio’s overall investment approach and strategy and include only as much information as is necessary to enable an average or typical investor to understand the particular characteristics of the Portfolio (e.g., by avoiding excessive detail, technical terminology and complex language). The Portfolio is an actively managed exchange-traded fund that utilizes complex, detailed and proprietary information to implement its disclosed strategies and the Registrant does not believe that level of detail regarding the specific weighting of factors

U.S. Securities and Exchange Commission
August 29, 2023

utilized to implement its strategies is appropriate or required by Form N-1A. Accordingly, the Registrant respectfully declines to revise the disclosure.

30.
Comment.  In the Dimensional Global Equity ETF’s “Additional Information on Investment Objectives and Policies” section of the Prospectus, please include a summary of the Dimensional US Core Equity 1 ETF’s investment strategies under “Investments in Underlying Funds” for investor understanding and clarity.  In addition, delete the earlier cross-reference to the Dimensional US Core Equity 1 ETF’s investment strategies.

Response. The Registrant has revised the disclosure accordingly.

31.
Comment.  Please include risk disclosure regarding China A shares and variable interest entities (“VIEs”) under the “China Investments Risk” in the “Additional Information Regarding Investment Risks” section of the Prospectus.

Response. The Registrant has revised the disclosure accordingly.

32.	Comment. In the “Approved Markets” section under “Additional Information on Investment Objectives and Policies”:

• With respect to the following sentence, please confirm all material factors are listed and clarify the ones that are listed:

The Advisor will determine in its discretion when and whether to invest in countries that have been authorized as Approved Markets, depending on a number of factors, including, but not limited to, asset growth in the Portfolio, constraints imposed within Approved Markets, and other characteristics of each country’s markets.

Response.  The Registrant supplementally confirms that the primary factors used by the Advisor to determine when and whether to invest in countries authorized as Approved Markets are listed.  As noted in the disclosure, however, the Advisor’s determination is not limited to such factors. In the future, if the Advisor’s determination incorporates other factors that would require disclosure to enable an average or typical investor to understand the particular characteristics of the Portfolio, the disclosure will be revised accordingly. The Registrant, however, believes the factors listed are appropriately clear and therefore, respectfully declines to revise the factors listed.

• Please include the relevant Portfolio’s benchmark in the following statement:

The Portfolio will consider for purchase securities that are associated with an Approved Market (“Approved Market Securities”). Approved Market Securities are:…(e) securities included in the Portfolio’s benchmark index….

Response. The Registrant has revised the disclosure accordingly.

U.S. Securities and Exchange Commission
August 29, 2023

	•	Please clarify that the following statement means that the Portfolio may not invest in each of the countries listed:

The Advisor will determine in its discretion when and whether to invest in countries that have been authorized as Approved Markets, depending on a number of factors, including, but not limited to, asset growth in the Portfolio, constraints imposed within Approved Markets, and other characteristics of each country’s markets.

Response.  The Registrant respectfully declines the revise the disclosure.  The Registrant believes the disclosure accurately and clearly discloses that the Advisor has discretion to determine when and whether to invest in the listed countries.

33.
Comment.  Please supplementally confirm that the summaries of the investment strategies of Underlying Funds (i.e., other than the Dimensional US Core Equity 1 ETF which is being registered with the Amendment) in which the Dimensional Global Equity ETF invests as of the date of this Prospectus in the “Investments in Underlying Funds” section under “Additional Information on Investment Objectives and Policies” come from a currently effective prospectus.

Response.  The Registrant supplementally confirms that the investment strategies that are disclosed for the Dimensional Global Equity ETF’s Underlying Funds (i.e., other than the Dimensional US Core Equity 1 ETF which is being registered with the Amendment) in the “Investments in Underlying Funds” section under “Additional Information on Investment Objectives and Policies” each come from a currently effective prospectus.

34.
Comment.  As noted above, please include the summary of the investment strategies of the Dimensional US Core Equity 1 ETF in the “Investments in Underlying Funds” section under “Additional Information on Investment Objectives and Policies.”

Response. The Registrant has revised the disclosure accordingly.

35.
Comment.  In the “Investments in Underlying Funds” section under “Additional Information on Investment Objectives and Policies,” please confirm whether the first sentence in the summary of the investment strategies of the Dimensional US Core Equity 2 ETF is the investment objective, and if not, explain the relevance. Please also revise so that an investor understands the relevance of the first paragraph.

Response.  The Registrant supplementally confirms that the first sentence in the summary of the investment strategies of the Dimensional US Core Equity 2 ETF is not the investment objective. The Registrant has incorporated additional disclosure regarding the Dimensional US Core Equity 2 ETF’s strategies to provide better context.

36.
Comment.  In the “Investments in Underlying Funds” section under “Additional Information on Investment Objectives and Policies,” please revise the Dimensional US Core Equity 2 ETF’s 80% policy to include the term equity.

U.S. Securities and Exchange Commission
August 29, 2023

Response.  The Registrant respectfully declines to revise the disclosure.  The Amendment is not a registration statement for the Dimensional US Core Equity 2 ETF and, accordingly, the Registrant cannot revise the principal investment strategies or policies of such Portfolio in the filing. The Registrant will consider the comment in connection with future updates for the Dimensional US Core Equity 2 ETF.

37.
Comment.  In the “Investments in Underlying Funds” section under “Additional Information on Investment Objectives and Policies,” please revise the Dimensional International Core Equity 2 ETF’s strategies to clarify how non-U.S. companies are defined in connection with the following statement:

The Portfolio is designed to purchase a broad and diverse group of securities of non-U.S. companies in developed markets.

Response.  The Registrant respectfully declines to revise the disclosure.  The Amendment is not a registration statement for the Dimensional International Core Equity 2 ETF and, accordingly, the Registrant cannot revise the principal investment strategies or policies of such Portfolio in the filing.  The Registrant will consider the comment in connection with future updates for the Dimensional International Core Equity 2 ETF.

38.
Comment.  In the “Investments in Underlying Funds” section under “Additional Information on Investment Objectives and Policies,” please revise the Dimensional International Core Equity 2 ETF’s strategies to clarify that the Portfolio does not invest in the US.

Response.  The Registrant respectfully declines to revise the disclosure and notes that the disclosure regarding the Dimensional International Core Equity 2 ETF’s principal investment strategies specifically states that the “Portfolio is designed to purchase a broad and diverse group of securities of non-U.S. companies in developed markets.”

39.
Comment.  In the “Investments in Underlying Funds” section under “Additional Information on Investment Objectives and Policies,” please list the approved markets for each Underlying Fund in the summary of its investment strategies.

Response.  The Registrant respectfully declines to revise the disclosure and notes that each Approved Market for the Dimensional Global Equity ETF is provided.  The Registrant has, however, categorized the list of Approved Markets for the Dimensional Global Equity ETF as “Developed Markets” and “Emerging Markets” for additional clarity.

40.
Comment.  In the “Investments in Underlying Funds” section under “Additional Information on Investment Objectives and Policies,” please clarify whether the Dimensional International Core Equity 2 ETF and Dimensional Emerging Markets Core Equity 2 ETF are now operational, in light of both Portfolios including disclosure that suggests they are not operational.

U.S. Securities and Exchange Commission
August 29, 2023

Response. The Registrant has revised the disclosure to clarify that such Portfolios are operational.

41.
Comment.  In the “Investments in Underlying Funds” section under “Additional Information on Investment Objectives and Policies,” please note that the Dimensional Emerging Markets Core Equity 2 ETF includes a defined term in its 80% policy.

Response.  The Registrant notes that the term “Approved Markets” is defined in the summary of the Dimensional Emerging Markets Core Equity 2 ETF’s strategies in the first sentence of the second paragraph.  Accordingly, the Registrant respectfully declines to revise the disclosure.

42.
Comment.  In the “Investments in Underlying Funds” section under “Additional Information on Investment Objectives and Policies,” please revise the Dimensional Global Real Estate ETF’s policy with respect to non-U.S. investments (i.e., as a result of having “global” in its name), to state that the Portfolio will invest, under normal market conditions, at least 40% of its net assets in investments that are economically tied to countries other than the United States, in accordance with Staff guidance pursuant to Rule 35d-1 under the 1940 Act.  In unfavorable market conditions, the SEC has permitted “global” funds to invest only 30% of their net assets in investments that are economically tied to countries other than the United States. Further, please confirm that the Portfolio’s disclosure noting that its exposure to U.S. issuers will change due to market conditions will not impact the 40% and 30% thresholds noted above.

Response.  The Registrant respectfully declines to revise the disclosure.  The Amendment is not a registration statement for the Dimensional Global Real Estate ETF and, accordingly, the Registrant cannot revise the principal investment strategies or policies of such Portfolio in the filing. The Registrant, however, believes the disclosure is consistent with the Names Rule Release[1], which states that the term “global” connotes “diversification among investments in a number of different countries throughout the world.” While the Release states that use of the term “global” in a fund’s name is not subject to Rule 35d-1 under the 1940 Act, the SEC indicated that it would expect that funds using “global” in their names “will invest their assets in investments that are tied economically to a number of countries throughout the world.” The Release does not expressly state that a fund with “global” in its name must invest at least 40% of its assets outside the United States.

In response to questions from the Investment Company Institute (“ICI”) concerning the application of Rule 35d-1 to funds with global in their names, the ICI reported to its members in June 2012 that the staff of the SEC’s Division of Investment Management believes that one way to satisfy the requirement that a global fund’s name connotes investments throughout the world is for the fund to state in its prospectus that it will invest in at least three different countries and invest at least 40% of its assets outside the United States (30% in unfavorable market conditions) (the “40% Test”). According to the ICI report, the Staff indicated that the 40% Test is not compulsory and other approaches may be acceptable.

1 Investment Company Names, at n.42, Investment Company Act Release No. 24828 (Jan. 17, 2001 (the “Names Rule Release”)).

U.S. Securities and Exchange Commission
August 29, 2023

In addition, the SEC recently proposed amendments to Rule 35d-1[2] that would broaden the reach of the Rule to apply to terms that have not historically been required to have an 80% policy, such as the term “global.” The SEC noted, however, that even if the Rule was expanded to cover the term “global” it was not proposing to mandate any particular test for what this term means, and that, similar to terms that are currently subject to the Rule, a fund could use “any reasonable definition.” As of July 31, 2023, U.S. real estate companies represented 70.3% of the S&P Global REIT Index, which would be out of compliance with the 40% Test that the SEC has recommended as one acceptable approach. Accordingly, in light of current market conditions, in addition to the SEC’s acknowledgement that there could be multiple reasonable definitions of the same term, the Registrant believes that the Portfolio’s policy is a reasonable definition of the term and appropriately provides details that investors will be able to utilize to distinguish the Portfolio amongst other global funds.

43.
Comment.  In the “Investments in Underlying Funds” section under “Additional Information on Investment Objectives and Policies,” please revise the Dimensional Global Real Estate ETF’s 80% policy to note that “at least 80% of the Portfolio’s net assets will be invested in securities of companies principally engaged in the real estate industry.”

Response.  The Registrant respectfully declines to revise the disclosure.  The Amendment is not a registration statement for the Dimensional Global Real Estate ETF and, accordingly, the Registrant cannot revise the principal investment strategies or policies of such Portfolio in the filing.

44.	Comment. In the “Portfolio Transactions” section under “Additional Information on Investment Objectives and Policies,” please revise the disclosure to clarify that it applies to each Portfolio.

Response. The Registrant has revised the disclosure accordingly.

45.	Comment. In the “Additional Information Regarding Investment Risks” section of the Prospectus, please include risk disclosure regarding China A shares and VIEs under “China Investments Risks.”

Response. The Registrant has revised the disclosure accordingly.

46.
Comment.  In the “Additional Information Regarding Investment Risks” section of the Prospectus, please include risk disclosure regarding subprime mortgages if applicable to the Dimensional Global Equity Portfolio.

Response. The Registrant supplementally confirms that is not a principal risk of the Dimensional Global Equity Portfolio.

2 Investment Company Names, Investment Co. Act Rel. No. 34593 (May 15, 2022).

U.S. Securities and Exchange Commission
August 29, 2023

Summary Prospectuses
(Dimensional Global Core Plus Fixed Income ETF, Dimensional Global ex US Core Fixed Income ETF, Dimensional Global Credit ETF, and Dimensional Ultrashort Fixed Income ETF)

47.
Comment.  Please revise the following statement in the Dimensional Global Core Plus Fixed Income ETF’s “Principal Investment Strategies” section of the Prospectus to clarify that the disclosure is referencing emerging markets, including China and frontier markets, as applicable:

At the present time, the Advisor expects that the Portfolio will primarily invest in the obligations of issuers that are in developed countries. However, in the future, the Advisor anticipates investing in issuers located in other countries as well.

Response. The Registrant has revised the disclosure to clarify that such countries may include emerging markets.

48.
Comment.  Please revise the disclosure in the Dimensional Global Core Plus Fixed Income ETF’s “Principal Investment Strategies” section of the Prospectus to clarify what “with an emphasis” means in the following statement and, if the Portfolio intends to focus, please state that:

The Portfolio may invest with an emphasis on fixed income securities rated in the lower half of the investment grade spectrum (e.g., rated BBB- to A+ by S&P or Fitch or Baa3 to A1 by Moody’s).

Response. The Registrant has revised the disclosure to clarify when the Portfolio may invest with an emphasis on fixed income securities rated in the lower half of the investment grade spectrum.

49.
Comment.  Please revise the disclosure in the Dimensional Global Core Plus Fixed Income ETF’s “Principal Investment Strategies” section of the Prospectus to clarify the meaning of the following statement and to be written as a positive strategy:

The Portfolio may not emphasize investments in lower-rated debt securities, however, when the Advisor believes the expected credit premium is relatively low.

Response.  The Registrant has removed the referenced statement and revised the disclosure as noted above to clarify when the Portfolio may invest with an emphasis on fixed income securities rated in the lower half of the investment grade spectrum.

50.
Comment.  Please revise the Dimensional Global Core Plus Fixed Income ETF’s policy with respect to non-U.S. investments (i.e., as a result of having “global” in its name), to state that the Portfolio will invest, under normal market conditions, at least 40% of its net assets in investments that are economically tied to countries other than the United States, in accordance with Staff guidance pursuant to Rule 35d-1 under the 1940 Act.  In unfavorable market conditions,

U.S. Securities and Exchange Commission
August 29, 2023

the SEC has permitted “global” funds to invest only 30% of their net assets in investments that are economically tied to countries other than the United States. Further, please confirm that the Portfolio’s disclosure noting that its exposure to U.S. issuers will change due to market conditions will not impact the 40% and 30% thresholds noted above.

Response.  For the reasons noted above in response to Comment 42, the Registrant respectfully declines to revise the Portfolio’s policy with respect to non-U.S. investments.  The Registrant has, however, revised the disclosure to clarify that the changes due to market conditions will impact the percent the Portfolio invests in U.S. issuers, rather than its policy to invest at least 30% of its net assets in non-U.S. issuers.

51.
Comment.  Please clarify that the following statement in the Dimensional Global Core Plus Fixed Income ETF’s “Principal Investment Strategies” section of the Prospectus is applied with respect to the issuer’s most recent fiscal year:

An issuer may be considered to be of a country if it is organized under the laws of, maintains its principal place of business in, has at least 50% of its assets or derives at least 50% of its operating income in, or is a government, government agency, instrumentality or central bank of, that country.

Response. The Registrant respectfully declines to revise the disclosure. The Registrant believes the disclosure is consistent with the requirements of Rule 35d-1(a)(3)(ii) under the 1940 Act.

52.
Comment.  Please revise the Dimensional Global Core Plus Fixed Income ETF’s “Principal Investment Strategies” section of the Prospectus to include an example of how “expected credit premiums” and “expected term premiums” work together.

Response. The Registrant supplementally confirms that the terms involve independent evaluations and, accordingly, the Registrant respectfully declines to revise the disclosure.

53.	Comment. For each Portfolio, please consider whether the Portfolio’s principal risks should include risk disclosure regarding Brexit.

Response. The Registrant supplementally confirms that the Brexit risk for the Portfolios, as applicable, is appropriately disclosed in the SAI under “General Market and Geopolitical Risks.”

54.	Comment. For any Portfolio that has emerging markets exposure, please ensure that the emerging markets risk disclosure is consistent with ADI 2020-11.

Response.  The Registrant believes the risks are appropriately disclosed for each applicable Portfolio and incorporate the SEC’s most recent guidance in ADI 2020-11. In addition to the risks summarized in the summary prospectus of each applicable Portfolio, the more detailed “Foreign Securities and Currencies Risk,” “Foreign Government Debt Risk” and “Emerging Markets Risk”

U.S. Securities and Exchange Commission
August 29, 2023

in the Item 9 section of the prospectus, as well as the “Foreign Issuers” section of the SAI, highlight additional details regarding the risks of investing in emerging markets, as highlighted in ADI 2020-11 (e.g., the risk that issuers may not be subject to uniform accounting, auditing and financial reporting standards and there may be less publicly available financial and other information about such issuers, comparable to U.S. issuers). Accordingly, the Registrant respectfully declines to revise the disclosure.

55.	Comment. When available, please supplementally provide the Staff with the broad-based securities index that each Portfolio will include in the “Performance Table” section of the Prospectus.

Response. The Registrant confirms supplementally that, currently, it is anticipated that the broad-based securities indices to be utilized by the Portfolios are as follows:

• Dimensional Global Core Plus Fixed Income ETF: Bloomberg Global Aggregate Index
• Dimensional Global ex US Core Fixed Income ETF: Bloomberg Global Aggregate ex USD Index
• Dimensional Global Credit ETF: Bloomberg Global Aggregate Credit Index
• Dimensional Ultrashort Fixed Income ETF: ICE BofA 3-Month US Treasury Bill Index

56.
Comment.  With respect to the “Investment Advisor/Portfolio Management” section of the Prospectus, if applicable, please add that the individuals listed are “jointly and primarily” responsible for leading the day-to-day management of a Portfolio.

Response.  The Registrant respectfully declines to revise the disclosure and notes that Item 5(b) of Form N-1A only requires that a Portfolio “state the name, title, and length of service” of the persons who are primarily responsible for the day-to-day management of the fund’s portfolio. The Registrant has previously revised this disclosure in response to SEC comments and believes the current disclosure satisfies the requirements of Item 5(b) of Form N-1A.

57.	Comment. Please carryforward any applicable comments to the Dimensional Global ex US Core Plus Fixed Income ETF’s summary section of the Prospectus.

Response. The Registrant confirms any applicable comments have been considered and, if applicable, modified as noted above.

58.
Comment.  Please revise the Dimensional Global ex US Core Plus Fixed Income ETF’s “Principal Investment Strategies” section of the Prospectus to include all material factors in relation to the statement below:

The Advisor selects the Portfolio’s foreign country and currency compositions based on an evaluation of various factors, including, but not limited to, relative interest rates and exchange rates.

Response. The Registrant supplementally confirms that the primary factors used by the

U.S. Securities and Exchange Commission
August 29, 2023

Advisor to evaluate the Portfolio’s foreign country and currency composition are disclosed.  As noted in the disclosure, however, the Advisor is not limited to consideration of such factors in the evaluation.  In the future, if the Advisor incorporates other factors into the evaluation that would require disclosure to enable an average or typical investor to understand the particular characteristics of the Portfolio, the disclosure will be revised accordingly.

59.	Comment. Please carryforward any applicable comments to the Dimensional Global Credit ETF’s summary section of the Prospectus.

Response. The Registrant confirms any applicable comments have been considered and, if applicable, modified as noted above.

60.	Comment. Please revise the Dimensional Global Credit ETF’s 80% policy to reference debt to better match credit.

Response. The Registrant has revised the disclosure accordingly.

61.	Comment. Please carryforward any applicable comments to the Dimensional Ultrashort Fixed Income ETF’s summary section of the Prospectus.

Response. The Registrant confirms any applicable comments have been considered and, if applicable, modified as noted above.

62.
Comment.  Please revise the Dimensional Ultrashort Fixed Income ETF’s “Principal Investment Strategies” section of the Prospectus to include mortgage-backed securities (“MBS”) if they are a principal investment.

Response. The Registrant supplementally confirms that MBS are not a principal investment of the Portfolio.

63.	Comment. Please confirm whether the following statement in the Dimensional Ultrashort Fixed Income ETF’s “Principal Investment Strategies” section of the Prospectus should say “dollar weighted”:

The Portfolio will maintain a weighted average portfolio maturity that will not exceed one year.

Response. The Registrant has revised the disclosure accordingly.

64.
Comment.  Please revise the following statement in the Dimensional Ultrashort Fixed Income ETF’s “Principal Investment Strategies” section of the Prospectus to be in plain English (e.g., clarify that the longer-term part of the range is still within the two-year maturity range):

U.S. Securities and Exchange Commission
August 29, 2023

In making purchase decisions, if the expected term premium is greater for longer-term securities in the eligible maturity range, the Advisor will focus investment in the longer-term area, otherwise, the Portfolio will focus investment in the shorter-term area of the eligible maturity range.

Response.  The Registrant respectfully declines to revise the disclosure.  The Registrant believes the disclosure appropriately and clearly discloses that the evaluation is made with respect to securities in the “longer-term” or “shorter-term” area of the Portfolio’s “eligible maturity range.”

Additional Information on Investment Objectives and Policies
(Dimensional Global Core Plus Fixed Income ETF, Dimensional Global ex US Core Fixed Income ETF, Dimensional Global Credit ETF, and Dimensional Ultrashort Fixed Income ETF)

65.
Comment.  Please include each Portfolio’s 80% policy in the “Additional Information on Investment Objectives and Policies” section of the Prospectus. In addition, please note that such policy cannot be changed without 60 days’ notice.

Response.  The Registrant has revised the disclosure in the “Additional Information on Investment Objectives and Policies” section of each Portfolio’s Prospectus to include each Portfolio’s 80% policy. The Registrant, however, believes the disclosure regarding providing 60 days’ notice of any changes to such policy is appropriately included in the “Portfolio Characteristics, Policies and Investment Process” section of each Portfolio’s SAI.

66.
Comment.  Please revise the disclosure regarding purchases of MBS through the “to-be-announced” market under the “Description of Investments of the Portfolios—U.S. Government Agency Obligations” section to conform with the description provided later in the “Additional Information on Investment Objectives and Policies” section of the Prospectus.

Response. The Registrant has revised the disclosure accordingly.

67.
Comment.  In the “Additional Information on Investment Objectives and Policies—Description of Investments of the Portfolios” section of the Prospectus, there is a reference to the Portfolios being able to invest in MMFs. If a Portfolio’s cost of investing in MMFs is expected to exceed 1 basis point, please include the expense in the fee table.

Response. The Registrant confirms that acquired fund fees and expenses, as applicable, are appropriately disclosed in each Portfolio’s fee table in accordance with Form N-1A.

68.
Comment.  In the “Additional Information on Investment Objectives and Policies—Portfolio Strategies” section of the Prospectus, please reconcile the following statement with the Dimensional Global ex US Core Fixed Income ETF’s strategy to invest primarily in a universe of foreign fixed income securities:

U.S. Securities and Exchange Commission
August 29, 2023

At times when, in the Advisor’s judgment, eligible foreign securities of the Portfolios, as applicable, do not offer expected term premiums that compare favorably with those offered by eligible U.S. securities, such Portfolios will be invested primarily in the latter securities.

Response. The Registrant has revised the disclosure to carve out the Dimensional Global ex US Core Fixed Income ETF from the statement.

69.
Comment.  In the “Additional Information on Investment Objectives and Policies—Portfolio Strategies” section of the Prospectus, the Dimensional Ultrashort Fixed Income ETF’s strategies indicate that it may engage in frequent trading of portfolio securities and, therefore, is expected to have a high portfolio turnover rate.  Please include such disclosure in the Item 4 section of the Prospectus.

Response.  The Registrant respectfully declines to revise the disclosure.  Due to the Portfolio’s short-term investments it will engage in more frequent trading of portfolio securities as compared to other longer-term fixed income portfolios; however, at this time, the Registrant does not anticipate high portfolio turnover being a principal risk of the Portfolio.

70.
Comment.  In the “Additional Information on Investment Objectives and Policies—Portfolio Strategies” section of the Prospectus, the disclosure regarding MBS is only referenced as being applicable to the Dimensional Global Core Plus Fixed Income ETF.  Please confirm if this disclosure should be applicable to all Portfolios.

Response. The Registrant supplementally confirms that the additional disclosure is only applicable to the Dimensional Global Core Plus Fixed Income ETF due to the Portfolio’s anticipated exposures to MBS.

71.
Comment.  In the “Additional Information on Investment Objectives and Policies-Additional Information Regarding Investment Risks” section of the Prospectus, the disclosure regarding Mortgage-Backed Securities Risk includes references to extension risks.  If extension risk is generally applicable to the Portfolios, please add a corresponding risk.

Response.  The Registrant respectfully declines to revise the disclosure to include additional risk disclosure regarding extension risk for all Portfolios. The Registrant believes the risks associated with the Portfolios’ fixed-income securities are adequately addressed and disclosed to shareholders at this time.

Statement of Additional Information (“SAI”)
(Dimensional Global Core Plus Fixed Income ETF, Dimensional Global ex US Core Fixed Income ETF, Dimensional Global Credit ETF, and Dimensional Ultrashort Fixed Income ETF)

72.
Comment.  Please clarify why the Dimensional Global Credit ETF is not included in the disclosure regarding the Portfolios’ 80% policies in the “Portfolio Characteristics, Policies and Investment Process” section of the SAI.

U.S. Securities and Exchange Commission
August 29, 2023

Response. The Registrant has revised the disclosure accordingly.

73.
Comment.  Clause (e) in the first sentence of the third paragraph in the “Creation and Redemption of Creation Units—Creations—Acceptance of Orders for Creation Units” section of the SAI is worded very broadly, in a way that is not consistent with Commission guidance. The discussion of suspending creations in Rule 6c-11’s adopting release contemplates that ETFs could do so only in extraordinary circumstances and for a limited time, but those circumstances are narrower than what is referenced in your clause (e).  Please explain how clause (e) can be consistent with SEC guidance or delete the clause.

Response.  The Registrant notes that the referenced guidance in the adopting release for Rule 6c-11 specifically contemplates extraordinary circumstances as including “when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time,” which could include holidays in non-U.S. markets that are not observed holidays in the U.S. equity market, some of which may be not be known in advance (e.g., a foreign government declares an unplanned holiday).  In addition, the disclosure in that section of the SAI also notes that any such rejections would be made “to the extent consistent with the provisions of Rule 6c-11 under the 1940 Act and the SEC’s positions thereunder.”  Accordingly, the Registrant does not believe the disclosure is inconsistent with the guidance in Rule 6c-11’s adopting release and respectfully declines to revise the disclosure.

Part C

74.	Comment. Please file a new legal opinion with respect to each Portfolio as an exhibit to the Part C.

Response. The legal opinion for each Portfolio will be included as an exhibit to the Part C filed with the 485(b) filing.

* * * * * *
Please do not hesitate to contact Mr. Crowell at (215) 564-8082, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Ryan P. Buechner
Ryan P. Buechner, Esq.
Vice President and Assistant Secretary
Dimensional ETF Trust

U.S. Securities and Exchange Commission
August 29, 2023

Exhibit A

Dimensional US Core Equity 1 ETF
Fees and Expenses of the Portfolio
This table describes the fees and expenses you may pay if you buy, hold or sell shares of the US Core Equity 1 ETF. You may also incur usual and customary brokerage commissions when buying or selling shares of the Portfolio, which are not reflected in the table or Example that follows.

Shareholder Fees (fees paid directly from your investment): None
Annual Fund Operating Expenses (expenses that you pay each
year as a percentage of the value of your investment)

Management Fee	0.12%
Other Expenses*	0.05%
Total Annual Fund Operating Expenses	0.17%
Fee Waiver and/or Expense Reimbursement**	0.03%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.14%
*	The Portfolio is a new portfolio, so the “Other Expenses” shown are based on anticipated fees and expenses for the first full fiscal year.
**
Dimensional Fund Advisors LP (the “Advisor”) has agreed to waive certain fees and in certain instances, assume certain expenses of the Portfolio. The Fee Waiver and Expense Assumption Agreement for the Portfolio will remain in effect through February 28, 2025, and may only be terminated by the Portfolio’s Board of Trustees prior to that date. The Advisor retains the right to seek reimbursement for any fees previously waived and/or expenses previously assumed up to thirty-six months after such fee waiver and/or expense assumption.

EXAMPLE
This Example is meant to help you compare the cost of investing in the US Core Equity 1 ETF with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same. The costs for the Portfolio reflect the net expenses of the Portfolio that result from the contractual expense waiver in the first year only.  Although your actual costs may be higher or lower, based on these assumptions, your costs whether you redeem or hold your shares would be:

1 Year	3 Years
$14	$52

U.S. Securities and Exchange Commission
August 29, 2023

Dimensional World Equity ETF
Fees and Expenses of the Portfolio
This table describes the fees and expenses you may pay if you buy, hold or sell shares of the World Equity ETF. You may also incur usual and customary brokerage commissions when buying or selling shares of the Portfolio, which are not reflected in the table or Example that follows.

Shareholder Fees (fees paid directly from your investment): None
Annual Fund Operating Expenses (expenses that you pay each
year as a percentage of the value of your investment)

Management Fee	0.02%
Other Expenses*	0.03%
Acquired Fund Fees and Expenses*	0.21%
Total Annual Fund Operating Expenses	0.26%
Fee Waiver and/or Expense Reimbursement**	0.01%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.25%
*	The Portfolio is a new portfolio, so the “Other Expenses” and “Acquired Fund Fees and Expenses” shown are based on anticipated fees and expenses for the first full fiscal year.
**
Dimensional Fund Advisors LP (the “Advisor”) has agreed to waive certain fees and in certain instances, assume certain expenses of the Portfolio. The Fee Waiver and Expense Assumption Agreement for the Portfolio will remain in effect through February 28, 2025, and may only be terminated by the Portfolio’s Board of Trustees prior to that date. The Advisor retains the right to seek reimbursement for any fees previously waived and/or expenses previously assumed up to thirty-six months after such fee waiver and/or expense assumption.

EXAMPLE
This Example is meant to help you compare the cost of investing in the World Equity ETF with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same. The costs for the Portfolio reflect the net expenses of the Portfolio that result from the contractual expense waiver in the first year only.  Although your actual costs may be higher or lower, based on these assumptions, your costs whether you redeem or hold your shares would be:

1 Year	3 Years
$26	$83

U.S. Securities and Exchange Commission
August 29, 2023

Dimensional Global Core Plus Fixed Income ETF

Fees and Expenses of the Portfolio

This table describes the fees and expenses you may pay if you buy, hold or sell shares of the Global Core Plus Fixed Income ETF. You may also incur usual and customary brokerage commissions when buying or selling shares of the Portfolio, which are not reflected in the table or Example that follows.

Shareholder Fees (fees paid directly from your investment): None

Annual Fund Operating Expenses (expenses that you pay each
year as a percentage of the value of your investment)

Management Fee	0.20%
Other Expenses*	0.05%
Total Annual Fund Operating Expenses	0.25%
Fee Waiver and/or Expense Reimbursement**	0.03%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.22%

*	The Portfolio is a new portfolio, so the “Other Expenses” shown are based on anticipated fees and expenses for the first full fiscal year.
**
Dimensional Fund Advisors LP (the “Advisor”) has agreed to waive certain fees and in certain instances, assume certain expenses of the Portfolio. The Fee Waiver and Expense Assumption Agreement for the Portfolio will remain in effect through February 28, 2025, and may only be terminated by the Portfolio’s Board of Trustees prior to that date. The Advisor retains the right to seek reimbursement for any fees previously waived and/or expenses previously assumed up to thirty-six months after such fee waiver and/or expense assumption.

EXAMPLE

This Example is meant to help you compare the cost of investing in the Global Core Plus Fixed Income ETF with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same. The costs for the Portfolio reflect the net expenses of the Portfolio that result from the contractual expense waiver in the first year only. Although your actual costs may be higher or lower, based on these assumptions, your costs whether you redeem or hold your shares would be:

1 Year	3 Years
$23	$77

U.S. Securities and Exchange Commission
August 29, 2023

Dimensional Global ex US Core Fixed Income ETF

Fees and Expenses of the Portfolio

This table describes the fees and expenses you may pay if you buy, hold or sell shares of the Global ex US Core Fixed Income ETF. You may also incur usual and customary brokerage commissions when buying or selling shares of the Portfolio, which are not reflected in the table or Example that follows.

Shareholder Fees (fees paid directly from your investment): None

Annual Fund Operating Expenses (expenses that you pay each
year as a percentage of the value of your investment)

Management Fee	0.18%
Other Expenses*	0.05%
Total Annual Fund Operating Expenses	0.23%
Fee Waiver and/or Expense Reimbursement**	0.03%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.20%

*	The Portfolio is a new portfolio, so the “Other Expenses” shown are based on anticipated fees and expenses for the first full fiscal year.
**
Dimensional Fund Advisors LP (the “Advisor”) has agreed to waive certain fees and in certain instances, assume certain expenses of the Portfolio. The Fee Waiver and Expense Assumption Agreement for the Portfolio will remain in effect through February 28, 2025, and may only be terminated by the Portfolio’s Board of Trustees prior to that date. The Advisor retains the right to seek reimbursement for any fees previously waived and/or expenses previously assumed up to thirty-six months after such fee waiver and/or expense assumption.

EXAMPLE

This Example is meant to help you compare the cost of investing in the Global ex US Core Fixed Income ETF with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same. The costs for the Portfolio reflect the net expenses of the Portfolio that result from the contractual expense waiver in the first year only. Although your actual costs may be higher or lower, based on these assumptions, your costs whether you redeem or hold your shares would be:

1 Year	3 Years
$20	$71

U.S. Securities and Exchange Commission
August 29, 2023

Dimensional Global Credit ETF

Fees and Expenses of the Portfolio

This table describes the fees and expenses you may pay if you buy, hold or sell shares of the Global Credit ETF. You may also incur usual and customary brokerage commissions when buying or selling shares of the Portfolio, which are not reflected in the table or Example that follows.

Shareholder Fees (fees paid directly from your investment): None

Annual Fund Operating Expenses (expenses that you pay each
year as a percentage of the value of your investment)

Management Fee	0.18%
Other Expenses*	0.05%
Total Annual Fund Operating Expenses	0.23%
Fee Waiver and/or Expense Reimbursement**	0.03%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.20%

*	The Portfolio is a new portfolio, so the “Other Expenses” shown are based on anticipated fees and expenses for the first full fiscal year.
**
Dimensional Fund Advisors LP (the “Advisor”) has agreed to waive certain fees and in certain instances, assume certain expenses of the Portfolio. The Fee Waiver and Expense Assumption Agreement for the Portfolio will remain in effect through February 28, 2025, and may only be terminated by the Portfolio’s Board of Trustees prior to that date. The Advisor retains the right to seek reimbursement for any fees previously waived and/or expenses previously assumed up to thirty-six months after such fee waiver and/or expense assumption.

EXAMPLE

This Example is meant to help you compare the cost of investing in the Global Credit ETF with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same. The costs for the Portfolio reflect the net expenses of the Portfolio that result from the contractual expense waiver in the first year only. Although your actual costs may be higher or lower, based on these assumptions, your costs whether you redeem or hold your shares would be:

1 Year	3 Years
$20	$71

U.S. Securities and Exchange Commission
August 29, 2023

Dimensional Ultrashort Fixed Income ETF

Fees and Expenses of the Portfolio

This table describes the fees and expenses you may pay if you buy, hold or sell shares of the Ultrashort Fixed Income ETF. You may also incur usual and customary brokerage commissions when buying or selling shares of the Portfolio, which are not reflected in the table or Example that follows.

Shareholder Fees (fees paid directly from your investment): None

Annual Fund Operating Expenses (expenses that you pay each
year as a percentage of the value of your investment)

Management Fee	0.12%
Other Expenses*	0.05%
Total Annual Fund Operating Expenses	0.17%
Fee Waiver and/or Expense Reimbursement**	0.02%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.15%

*	The Portfolio is a new portfolio, so the “Other Expenses” shown are based on anticipated fees and expenses for the first full fiscal year.
**
Dimensional Fund Advisors LP (the “Advisor”) has agreed to waive certain fees and in certain instances, assume certain expenses of the Portfolio. The Fee Waiver and Expense Assumption Agreement for the Portfolio will remain in effect through February 28, 2025, and may only be terminated by the Portfolio’s Board of Trustees prior to that date. The Advisor retains the right to seek reimbursement for any fees previously waived and/or expenses previously assumed up to thirty-six months after such fee waiver and/or expense assumption.

EXAMPLE

This Example is meant to help you compare the cost of investing in the Ultrashort Fixed Income ETF with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same. The costs for the Portfolio reflect the net expenses of the Portfolio that result from the contractual expense waiver in the first year only. Although your actual costs may be higher or lower, based on these assumptions, your costs whether you redeem or hold your shares would be:

1 Year	3 Years
$15	$53